Exhibit 99.1

BeyondSpring Announces the Appointment of Dr. Jeffrey Vacirca to its Board of Directors

NEW YORK – December 17, 2020 –  BeyondSpring (the “Company” or “BeyondSpring”) (NASDAQ: BYSI), a global biopharmaceutical company focused on the development of innovative cancer therapies, today announced the appointment of Dr. Jeffrey Vacirca to its Board of Directors to help guide the company as it seeks commercial approval following announcement of positive Phase 3 data from the PROTECTIVE-2 study of plinabulin in combination with pegfilgrastim for protection against chemotherapy-induced neutropenia.

“We are delighted to welcome Dr. Vacirca as a member of our Board of Directors, especially given his impressive leadership within the oncology community,” said Dr. Lan Huang, Founder and Chief Executive Officer of BeyondSpring. “In addition to his many years as an accomplished oncology clinician, Dr. Vacirca also has extensive experience as a key business leader in the oncology market, including as CEO of a large community oncology practice, New York Cancer & Blood Specialists. His demonstrated success in being able to collaborate with different groups of stakeholders in the oncology market is unique and very notable. Dr. Vacirca’s deep engagement within the oncology community will be of much benefit to BeyondSpring.”

Jeffrey Vacirca, MD, FACP is a board-certified hematologist and oncologist and serves as CEO and Chairman of the Board of New York Cancer & Blood Specialists. Dr. Vacirca is the immediate past president of the Community Oncology Alliance (COA) and is Medical Director for International Oncology Network (ION) at AmerisourceBergen and for Oncology Network Development at Mt. Sinai Health Network. Dr. Vacirca serves on the board of directors of OneOncology, the American Red Cross of Greater New York, New York Cancer Foundation, and is chairman of the board of directors of New York Cancer Foundation. He is also co-founder & former Vice Chairman of Odonate Therapeutics (NASDAQ: ODT), and Director & Chair of the Compensation Committee of Spectrum Pharmaceuticals (NASDAQ: SPPI).

Dr. Vacirca added, “Joining the BeyondSpring Board will provide me the opportunity to participate in improving the standard of care for cancer patients by making plinabulin, in combination with pegfilgrastim, available to prevent chemotherapy-induced neutropenia and help ensure that patients are more likely to complete their planned chemotherapy regimen to achieve the optimal clinical outcome. I am also excited about the ongoing Phase 3 trial with plinabulin in NSCLC that will potentially demonstrate the anti-tumor effects of the product and could open up treatment options for other solid tumors.”

About BeyondSpring
BeyondSpring is a global, clinical-stage biopharmaceutical company focused on the development of innovative cancer therapies. BeyondSpring’s lead asset, plinabulin, a first-in-class agent as an immune and stem cell modulator, is in a Phase 3 global clinical trial as a direct anticancer agent in the treatment of non-small cell lung cancer (NSCLC) and Phase 3 clinical programs in the prevention of CIN. The U.S. FDA granted Breakthrough Therapy designation to plinabulin for concurrent administration with myelosuppressive chemotherapeutic regimens in patients with non-myeloid malignancies for the prevention of chemotherapy-induced neutropenia (CIN). BeyondSpring has strong R&D capabilities with a robust pipeline in addition to plinabulin, including three immuno-oncology assets and a drug discovery platform utilizing the protein degradation pathway, which is being developed in a subsidiary company,Seed Therapeutics, Inc. The Company has a seasoned management team with many years of experience bringing drugs to the global market. BeyondSpring is headquartered in New York City.

Cautionary Note Regarding Forward-Looking Statements
This press release includes forward-looking statements that are not historical facts. Words such as “will,” “expect,” “anticipate,” “plan,” “believe,” “design,” “may,” “future,” “estimate,” “predict,” “objective,” “goal,” or variations thereof and variations of such words and similar expressions are intended to identify such forward-looking statements. Forward-looking statements are based on BeyondSpring’s current knowledge and its present beliefs and expectations regarding possible future events and are subject to risks, uncertainties and assumptions. Actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of several factors including, but not limited to, difficulties raising the anticipated amount needed to finance the Company’s future operations on terms acceptable to the Company, if at all, unexpected results of clinical trials, delays or denial in regulatory approval process, results that do not meet our expectations regarding the potential safety, the ultimate efficacy or clinical utility of our product candidates, increased competition in the market, and other risks described in BeyondSpring’s most recent Form 20-F on file with the U.S. Securities and Exchange Commission. All forward-looking statements made herein speak only as of the date of this release and BeyondSpring undertakes no obligation to update publicly such forward-looking statements to reflect subsequent events or circumstances, except as otherwise required by law.

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